Exhibit 99.1

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given of the Extraordinary General Meeting of Shareholders (the General Meeting) of ICTS International N.V., registered with the Dutch trade register under number 33279300 (the Company) which will be held on 20 December 2023, at 10:00 AM local time, at the offices of the Company, located at Walaardt Sacréstraat, 425-5, 1117 BM Schiphol Oost, the Netherlands.

The agenda for the General Meeting, including proposals made by the Company’s supervisory board (the Supervisory Board) and the Company’s management board (the Management Board), with no proposals being made by Shareholders, is as follows:

1.	Opening of the meeting by the Chairman of the Supervisory Board.

2.	Approval of the ratification of the 2018 share issuance and the May 2019 share issuance as adopted by the Company’s supervisory board (the Supervisory Board) (Item 2 of the Agenda).

3.	Approval of the ratification of the May 2019 adjustment of the issue price relating to the exercise of the option rights as adopted by the Supervisory Board (Item 3 of the Agenda).

4.
Extension of delegation to the Supervisory Board to (i) issue shares and/or grant rights to subscribe for shares in the capital of the Company and (ii) exclude and/or restrict the pre-emptive rights (Item 4 of the Agenda).

5.	Report of the Company’s audit committee with respect to the annual accounts of the financial year 2022 (Item 5 of the Agenda).

6.	Approval of the English language to be used for the annual accounts and annual reports of the Company (Item 6 of the Agenda).

7.	Adoption of the annual accounts of the financial year 2022 (Item 7 of the Agenda).

8.	Authorization to the Management Board to repurchase shares in the capital of the Company (Item 8 of the Agenda).

9.	Authorization to the Management Board to repurchase shares in the capital of the Company issued under the May 2019 share issuance (Item 9 of the Agenda).

10.	Election and re-appointment of 1 Management Board member (Item 10 of the Agenda).

11.	Election and (re-)appointment of 8 Supervisory Board members, including appointment of 1 new Supervisory Board member (Item 11 of the Agenda).

12.	Appointment of independent auditors for the Company (Item 12 of the Agenda).

13.	Discharge to the Management Board and the Supervisory Board (Item 13 of the Agenda).

14.	Adoption of the Minutes (Item 14 of the Agenda).

Pursuant to the Company’s articles of association (Articles) and Dutch law, copies of the annual accounts for the financial year 2022, the annual report which includes the information required pursuant to Section 2:392 of the Dutch Civil Code, the report of the Supervisory Board are open for inspection by the shareholders of the Company and other persons entitled to attend general meetings of shareholders at the offices of the Company at Walaardt Sacréstraat, 425-5, 1117 BM Schiphol Oost, The Netherlands, and made available on the Company’s website at www.ictsintl.com. Information on the Company and the upcoming AGM, including the Notice and all accompanying documents, can also be found on the Company’s website at www.ictsintl.com.

Shareholders may only exercise their shareholder rights for the shares registered in their name on 22 November 2023 the record date for the determination of shareholders entitled to vote at the General Meeting.

SHAREHOLDERS ARE URGED TO MARK, SIGN AND RETURN PROMPTLY THE ACCOMPANYING PROXY CARD OR POWER OF ATTORNEY, AS APPLICABLE, IN THE ENCLOSED RETURN ENVELOPE.

Rom Shaked & Alon Raich, Managing Directors

ICTS INTERNATIONAL N.V.
Walaardt Sacréstraat 425-5
1117 BM Schiphol Oost,
The Netherlands (Registered with the Chamber of Commerce at Amstelveen, under No. 33.279.300)

22 November 2023
ii

PROXY STATEMENT
ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on 20 December 2023

This Proxy Statement is being furnished to holders of shares, par value 0.45 Euro per share (the Shares) of ICTS International N.V., a Dutch public limited company (naamloze vennootschap), registered with the Dutch trade register under number 33279300 (the Company), in connection with the solicitation by the Company’s management board (the Management Board) of proxies in the form enclosed herewith for use at the annual general meeting of shareholders of the Company to be held at 10:00 AM local time, on 20 December 2023, at the offices of the Company, located at Walaardt Sacréstraat, 425-5, 1117 BM Schiphol Oost, the Netherlands, or at any adjournment or adjournments thereof (the AGM). A copy of the notice of the AGM (the Notice), which contains the agenda for the AGM (the Agenda), accompanies this Proxy Statement.

It is proposed at the AGM to adopt resolutions approving the following proposals (the Proposals):

2
Approval of the ratification of the 2018 share issuance and the May 2019 share issuance as adopted by the Company’s supervisory board (the Supervisory Board) (Item 2 of the Agenda and item 1 of the proxy card).

3
Approval of the ratification of the May 2019 adjustment of the issue price relating to the exercise of the option rights as per October 2020 as adopted by the Supervisory Board (Item 3 of the Agenda and item 2 of the proxy card).

4
Extension of delegation to the Supervisory Board to (i) issue shares and/or grant rights to subscribe for shares in the capital of the Company and (ii) exclude and/or restrict the pre-emptive rights (Item 4 of the Agenda and item 3 of the proxy card).

5	Report of the Company’s audit committee with respect to the annual accounts of the financial year 2022 (Item 5 of the Agenda).

6	Approval of the English language to be used for the annual accounts and annual reports of the Company (Item 6 of the Agenda and item 4 of the proxy card).

7	Adoption of the annual accounts of the financial year 2022 (Item 7 of the Agenda and item 5 of the proxy card).

8	Authorization to the Management Board to repurchase shares in the capital of the Company (Item 8 of the Agenda and item 6 of the proxy card).

9	Authorization to the Management Board to repurchase shares in the capital of the Company issued under the May 2019 share issuance (Item 9 of the Agenda and item 7 of the proxy card).

10	Election and re-appointment of 1 Management Board member (Item 10 of the Agenda and item 8 of the proxy card).

11	Election and (re-)appointment of 8 Supervisory Board members, including appointment of 1 new Supervisory Board member (Item 11 of the Agenda and item 9 of the proxy card).

12	Appointment of independent auditors for the Company (Item 12 of the Agenda and item 10 of the proxy card).

13	Discharge to the Management Board and the Supervisory Board (Item 13 of the Agenda and item 11 of the proxy card).

14	Adoption of the Minutes (Item 14 of the Agenda and item 12 of the proxy card).

Pursuant to the Company’s articles of association (the Articles) and Dutch law, copies of the annual accounts for the financial year 2022, the annual report which includes the information required pursuant to Section 2:392 of the Dutch Civil Code, the report of the Supervisory Board are open for inspection by the shareholders of the Company and other persons entitled to attend general meetings of shareholders at the offices of the Company at Walaardt Sacréstraat, 425-5, 1117 BM Schiphol Oost, The Netherlands, and made available on the Company’s website at www.ictsintl.com. Information on the Company and the upcoming AGM, including the Notice and all accompanying documents, can also be found on the Company’s website at www.ictsintl.com.

Since the Company is a "foreign private issuer" under United States securities laws, the solicitation of proxies for use at the AGM is not subject to the proxy rules contained in Regulation 14A promulgated under the United States Securities Exchange Act of 1934, as amended.

This solicitation is made by the Management Board and the cost of the solicitation will be borne by the Company. The Company will reimburse brokerage firms, fiduciaries and custodians for their reasonable expenses in forwarding solicitation materials to beneficial owners. The Company is mailing this Proxy Statement, the Notice and the form of Power of Attorney to the shareholders on or about 22 November 2023.

Attendance in Person at the Meeting

Shareholders wishing to attend the meeting in person must present photo ID and original documentation (no copies) showing that the shareholder is a shareholder as of the record date 22 November 2023.

Voting Securities and Voting Rights

At the close of business on 22 November 2023, the issued and outstanding voting securities of the Company consisted of 37,433,333 shares (the Shares). The Shares consist of class ordinary shares, which is the only class of shares with voting rights in the capital of the Company. Shareholders may exercise their shareholder rights to vote only the Shares registered in their name on 22 November 2023, the record date for the AGM.

The Agenda set forth in the Notice was proposed by the Management Board and approved by the Supervisory Board.

A registered holder of Shares may cast one vote per share at the AGM. In accordance with Article 18 of the Articles, resolutions may be adopted only when a quorum of at least 50% percent of the outstanding Shares entitled to vote is present or represented at the AGM, and adoption of a resolution requires an absolute majority of the votes cast at the AGM, unless specified otherwise pursuant to and in accordance with the Articles.

Shareholders owning and holding approximately 81.1% of the issued and outstanding Shares have indicated that they will vote FOR items 2, 3, 4, 6, 7, 8, 9, 10, 11, 12, 13 and 14 of the Agenda.

Shares cannot be voted at the AGM, unless the registered holder is present in person or is represented by a written proxy. The Company is incorporated in the Netherlands and, as required by Dutch law and the Articles, the AGM must be held in the Netherlands. Shareholders who are unable to attend the AGM in person may authorize the voting of Shares at the AGM by completing and returning the enclosed power of attorney and proxy card naming Rom Shaked and / or Alon Raich as proxy holders. If the power of attorney and proxy in the enclosed form is duly executed and returned prior to the AGM, all Shares represented thereby will be voted, and, where specifications are made by the holder of Shares on the form of proxy, such proxy will be voted by the proxy holders in accordance with such specifications.

If no specification is made in the power of attorney and proxy, the power of attorney and proxy will be voted by the proxy holders FOR all items of the Agenda, listed on the proxy card.

In the event a shareholder wishes to use any other form of power of attorney and proxy, such power of attorney and proxy shall be voted in accordance with the specification given therein, provided that (i) such power of attorney and proxy states the number of registered Shares held by such shareholder, (ii) the Shares for which the power of attorney and proxy is given are registered in the name of the shareholder on 22 November 2023, and (iii) such proxy enables the person named therein to vote the Shares represented thereby either in favor of or against the Proposals, or to abstain from voting, as applicable. (iv) the proxy and the power of attorney presented in the shareholders meeting should be originals. Copies will not be accepted. The proxy holder shall present the duly executed proxy together with the enclosed form of Power of Attorney and Proxy signed by the registered shareholder.

Right of Revocation

Any shareholder who has executed and delivered a power of attorney and proxy to the Company and who subsequently wishes to revoke such power of attorney and proxy may do so by delivering a written notice of revocation to the Company at its address set forth above, Attention: Managing Directors, at any time prior to the AGM.

Beneficial Ownership of Securities Owners

The following table sets forth below information regarding the beneficial ownership (as determined under U.S. securities laws) of the Shares of the Company, as of 31 October 2023 by each person who is known by the Company to own beneficially more than 5% of the outstanding Shares:

Name of Five Percent Shareholders	Beneficially Owned	Percent of Amount of Common Shares Outstanding (a)

MacPherson Trust and its beneficiaries (b)	23,418,861	62.6%

Menachem J. Atzmon	4,850,000	13.0%

Igal Tabori	2,002,483	5.3%

All officers and directors as a group (9 persons), the MacPherson Trust and the Trust beneficiaries	31,245,959	83.6%

(a)	The amounts include Shares owned by each of the above, directly or indirectly.

(b)
The MacPherson Trust (the Trust) was created for the benefit of the family of Mr. Menachem J. Atzmon. The Trust owns Spencer Corporation, Limited, which holds together with the Trust and its Ultimate Beneficial Owners approximately 62.6% of the issued and outstanding Shares. Mr. Atzmon disclaims any beneficial interest in the MacPherson Trust. Spencer Corporation Limited and the MacPherson Trust and its Ultimate Beneficial Owners together with Mr. Atzmon are able to appoint all the directors of the Company and control the affairs of the Company.

ITEM 2 OF THE AGENDA:

APPROVAL OF THE RATIFICATION OF THE 2018 SHARE ISSUANCE AND THE MAY 2019 SHARE ISSUANCE
AS ADOPTED BY THE SUPERVISORY BOARD

In September 2016 a resolution to issue 2,800,000 new Shares to Board members, Supervisory Board members and key executives of the Company, as well as to exclude pre-emptive rights in connection with the issuance of these new shares was adopted by the Supervisory Board (the September 2016 Issuance).

In April and October 2018 resolutions to issue a total of 4,100,000 new Shares to Board members, Supervisory Board members and key executives of the Company, as well as to exclude pre-emptive rights in connection with the issuance of these new shares was adopted by the Supervisory Board (the 2018 Issuance).

In May 2019 a resolution to issue 3,000,000 new Shares to Board members, Supervisory Board members and key executives of the Company, as well as to exclude pre-emptive rights in connection with the issuance of these new shares was adopted by the Supervisory Board (the May 2019 Issuance).

Pursuant to the Articles, the Supervisory Board may only issue Shares in accordance with a resolution of the general meeting of shareholders (the General Meeting) in which it has been delegated such authority. At the time of the resolution regarding the 2018 Issuance and the May 2019 Issuance, the authority to issue and grant a right to subscribe for shares in the capital of the Company, as well as to restrict or exclude pre-emptive rights, was held by the General Meeting and therefore, the Supervisory Board has ratified these resolutions on the basis of the delegation of the authority to issue and grant a right to subscribe for shares in the capital of the Company, as well as restrict or exclude pre-emptive rights, by the General Meeting to the Supervisory Board on 18 December 2019 for a period of five years, as extended for another period of five years by the General Meeting on 28 December 2022.

The aforementioned resolution of the Supervisory Board regarding the ratification of the 2018 Issuance and the May 2019 Issuance was adopted on 17 November 2023.

In light of the circumstances, also noting that the 2018 Issuance and the May 2019 Issuance, consisting of the issuance of shares to members of the Company’s corporate bodies and executives, and it being considered a related party transaction, it has been considered prudent to subject the resolution to issue the shares issued under the 2018 Issuance and the May 2019 Issuance to the approval of the General Meeting.

Pursuant to the Articles and Section 2:80(1) of the Dutch Civil Code, Shares cannot be issued below par value. Following the September 2016 Issuance, the 2018 Issuance and the May 2019 Issuance, the Shares were not yet fully paid in – up to par value of each issued new share (i.e. EUR 0.45) – resulting (at that time) in remaining payment obligations of the shareholders, which obligations were recorded and paid in as of September 2023.

At the AGM the shareholders are being asked to adopt a resolution to approve the 17 November 2023 resolution of the Supervisory Board regarding the ratification of the 2018 Issuance and the May 2019 Issuance.

A majority of the votes cast is required for this proposal, provided that a quorum of at least 50% percent of the outstanding shares entitled to vote is present or represented at the AGM.

THE SUPERVISORY BOARD AND MANAGEMENT BOARD RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" APPROVAL OF THE RATIFICATION OF THE 2018 SHARE ISSUANCE AND THE MAY 2019 SHARE ISSUANCE AS ADOPTED BY THE SUPERVISORY BOARD (ITEM 1 ON THE POWER OF ATTORNEY AND PROXY CARD).

ITEM 3 OF THE AGENDA:

APPROVAL OF (I) THE RATIFICATION OF THE MAY 2019 ADJUSTMENT OF THE ISSUE PRICE RELATING TO
THE EXERCISE OF THE OPTION RIGHTS AS PER OCTOBER 2020 AND (II) THE CONFIRMATION OF THE
REMAINING AND EXISTING OPTION RIGHT GRANTED TO SPENCER, AS ADOPTED BY THE SUPERVISORY
BOARD

Spencer Corporation Ltd. (Spencer), the Company’s majority shareholder has granted the Company a loan, which includes an option right, allowing Spencer to subscribe for shares in the capital of the Company and thereby converting (all or a portion of) the outstanding loan amount into new shares.

In May 2019, a resolution to adjust the issue price at the exercise of the option right granted to Spencer, was adopted by the Supervisory Board (the May 2019 Adjustment of the Issue Price). Similar to the resolution adopted by the Supervisory Board regarding the May 2019 Issuance, the authority to issue and grant a right to subscribe for shares in the capital of the Company, as well as to restrict or exclude pre-emptive rights, was held by the General Meeting and therefore, the Supervisory Board has ratified this resolution on the basis of the delegation of the authority to issue and grant a right to subscribe for shares in the capital of the Company, as well as, to restrict or exclude pre-emptive rights by the General Meeting to the Supervisory Board on 18 December 2019 for a period of five years, as extended for another period of five years by the General Meeting on 28 December 2022.

In October 2020, in total 2,000,000 new Shares were issued following the exercise of the option right granted to Spencer under the shareholder’s loan (the 2020 Issuance).

On 17 November 2023, the Supervisory Board adopted a resolution regarding (i) the ratification of the May 2019 Adjustment of the Issue Price and (ii) the confirmation of the remaining and existing option right granted to Spencer under the shareholder’s loan and thereby resolving upon the terms of such option right, consisting of the right to subscribe for 3,000,000 new shares in the capital of the Company to be issued at USD 0.75 (the Remaining Option Right).

In light of the option right granted to Spencer to subscribe for shares in the capital of the Company being considered a related party transaction, it has been considered prudent to subject the May 2019 Adjustment of the Issue Price to the approval of the General Meeting.

Following the 2020 Issuance, the Shares were not yet fully paid in, resulting (at that time) in a remaining payment obligation under the 2020 Issuance of Spencer as shareholder – up to an aggregate amount of USD 0.75 per share – which obligation was recorded and paid in as of November 2023.

At the AGM the shareholders are being asked to adopt a resolution to approve the 17 November 2023 resolution of the Supervisory Board regarding (i) the ratification the May 2019 Adjustment of the Issue Price and (ii) the confirmation of the Remaining Option Right.

A majority of the votes cast is required for this proposal, provided that a quorum of at least 50% percent of the outstanding shares entitled to vote is present or represented at the AGM.

THE SUPERVISORY BOARD AND MANAGEMENT BOARD RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" APPROVAL OF (I) THE RATIFICATION OF THE MAY 2019 ADJUSTMENT OF THE ISSUE PRICE RELATING TO THE EXERCISE OF THE OPTION RIGHTS AS PER OCTOBER 2020 AND (II) THE CONFIRMATION OF THE REMAINING AND EXISTING OPTION RIGHT GRANTED TO SPENCER, AS ADOPTED BY THE SUPERVISORY BOARD (ITEM 2 ON THE POWER OF ATTORNEY AND PROXY CARD).

ITEM 4 OF THE AGENDA:

EXTENTION OF DELEGATION TO THE SUPERVISORY BOARD,
TO (I) ISSUE ANY AND ALL OF THE UNISSUED BUT AUTHORIZED SHARES
IN THE CAPITAL OF THE COMPANY’S AND/OR GRANT RIGHTS TO SUBSCRIBE FOR SUCH SHARES AND (II)
EXCLUDE AND/OR RESTRICT THE PRE-EMPTIVE RIGHTS, FOR ANY LAWFUL CORPORATE PURPOSE
WITHOUT FURTHER SHAREHOLDER APPROVAL BEING NECESSARY OR REQUIRED
FOR THE MAXIMUM PERIOD OF FIVE YEARS FROM THE DATE OF THE AGM

Pursuant to the Articles and Section 2:96(1) of the Dutch Civil Code, the Supervisory Board may only issue Shares in accordance with a resolution of the General Meeting for a fixed duration of up to five years. Such delegation must also specify the number of shares which may be issued.

In order to further the business interests of the Company and to increase the ease with which the Company may issue shares in its capital in connection with any lawful business purpose, the General Meeting delegated the authority to resolve to issue and grant a right to subscribe for shares in the capital of the Company and to exclude pre-emptive rights to the Supervisory Board for a period of five years on 18 December 2019 for a period of five years, as extended for another period of five years by the General Meeting on 28 December 2022. With reference to the duration of this delegation, which shall end in 2027, the Supervisory Board requests that such delegation by the General Meeting to (i) issue any and all unissued shares included in the Company’s authorized share capital as included in the Articles as these shall read from time to time and/or to grant rights to subscribe for such shares and (ii) exclude and/or restrict the pre-emptive rights, is extended to the maximum period of five years from the date of the AGM (i.e. until 22 December 2028).

A majority of votes cast is required for the delegation to the Supervisory Board to (i) issue such Shares and/or grant rights to subscribe for such shares and (ii) exclude and/or limit the pre-emptive rights, during such period without further shareholder approval being necessary or required, provided that a quorum of at least 50% percent of the outstanding Shares entitled to vote is present or represented at the AGM.

THE SUPERVISORY BOARD AND THE MANAGEMENT BOARD RECOMMEND A VOTE “FOR” EXTENTION OF DELEGATION TO THE SUPERVISORY BOARD, TO (I) ISSUE ANY AND ALL OF THE UNISSUED BUT AUTHORIZED SHARES IN THE CAPITAL OF THE COMPANY’S AND/OR GRANT RIGHTS TO SUBSCRIBE FOR SUCH SHARES AND (II) EXCLUDE AND/OR RESTRICT THE PRE-EMPTIVE RIGHTS, FOR ANY LAWFUL CORPORATE PURPOSE WITHOUT FURTHER SHAREHOLDER APPROVAL BEING NECESSARY OR REQUIRED FOR THE MAXIMUM PERIOD OF FIVE YEARS FROM THE DATE OF THE AGM (ITEM 3 ON THE POWER OF ATTORNEY AND PROXY CARD).

ITEM 5 OF THE AGENDA:

REPORT OF THE COMPANY’S AUDIT COMMITTEE WITH RESPECT TO THE ANNUAL ACCOUNTS OF THE
FINANCIAL YEAR 2022

The Audit Committee consists of Mr. Philip M. Getter (Chairman), Gail F. Lieberman and Gordon Hausmann. The Audit Committee and the Supervisory Board have adopted an Audit Committee Charter and Code of Ethics which are attached hereto as Exhibits A and B. The Charter outlines the duties of the Audit Committee in relation to its responsibilities of overseeing management's conduct of the Company's financial reporting process, including the selection of the Company's outside auditors and the review of the financial reports and other financial information provided by the Company to any governmental or regulatory body, the public or other users thereof, the Company's systems of internal accounting and financial controls and the annual independent audit of the Company's financial statements and the Company's legal compliance and ethics programs as established by the Management Board and the Supervisory Board. The Audit Committee has met with the independent auditors. The Code of Ethics sets forth the conduct required of all directors, officers and employees.

The Audit Committee after such review and discussion with the independent auditors have recommended that the audited financial statements be included in the Company's annual report on Form 20-F.

The Audit Committee held four meetings during the last financial year (2022). All members of the Audit Committee are "independent" under the rules of the SEC currently applicable to the Company. Mr. Getter and Ms. Lieberman have financial expertise.

The Audit Committee has discussed with the Company’s independent auditors, the matters required to be discussed by SAS 61 (Communications with Audit Committees) regarding the auditor’s judgments about the quality of the Company’s accounting principles as applied in its financial reporting.

The Audit Committee has also received written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and has discussed with such firm their independence.

Conclusion

Based on the review and discussions referred to above, the Audit Committee recommended to the Company’s Supervisory Board that its audited financial statements be included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 for filing with the SEC.

Based on their evaluation of the Company’s disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934) the Audit Committee believes that the Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their most recent evaluation.

The members of our Audit Committee are not professionally engaged in the practice of auditing or accounting and are not experts in the fields of auditing or accounting, including in respect of independent registered public accounting firm independence. Members of our Audit Committee rely, without independent verification, on the information provided to them and on the representations made by the Management Board and the independent registered public accounting firm. Accordingly, our Audit Committee’s oversight does not provide an independent basis to determine that the Management Board has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, our Audit Committee’s considerations and discussions referred to above do not assure that the audit of our financial statements has been carried out in accordance with generally accepted auditing standards that the financial statements are presented in accordance with the standards of the Public Company Accounting Oversight Board (US) or that MAZARS USA, LLP CPA’s our accounting firm is in fact “independent”.

Submitted by the Audit Committee of the Supervisory Board
Philip M. Getter, Chairman of the Audit Committee.

ITEM 6 OF THE AGENDA:

APPROVAL OF THE ENGLISH LANGUAGE TO BE USED FOR THE ANNUAL ACCOUNTS AND ANNUAL REPORTS
OF THE COMPANY

Pursuant to Section 2:362, Paragraph 7 of the Dutch Civil Code, the annual accounts of a Dutch company such as the Company must be prepared in the Dutch language, unless the General Meeting resolves to use another language. Due to the international structure of the Company, the Management Board proposes that the annual accounts and the annual reports of the Company be prepared in the English language until the General Meeting has resolved otherwise. Pursuant to Section 2:391 of the Dutch Civil Code, the Management Board will use the English language for the annual report by the Management Board.

A majority of the votes cast is required for this proposal, provided that a quorum of at least 50% percent of the outstanding shares entitled to vote is present or represented at the AGM.

THE SUPERVISORY BOARD AND MANAGEMENT BOARD RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" APPROVAL OF THE ENGLISH LANGUAGE TO BE USED FOR THE ANNUAL ACCOUNTS AND ANNUAL REPORTS OF THE COMPANY (ITEM 4 ON THE POWER OF ATTORNEY AND PROXY CARD).

ITEM 7 OF THE AGENDA:

ADOPTION OF THE ANNUAL ACCOUNTS OF THE FINANCIAL YEAR 2022

The Company’s annual accounts of the financial year 2022 (the Annual Accounts) are made available for the Company's shareholders in the English language.

The Annual Accounts are submitted to the Company's shareholders.

Copies of the Annual Accounts, the Annual Report, which contains the information required under Section 2:392 of the Dutch Civil Code, and the report of the Supervisory Board are available for inspection by the Company's shareholders and other persons entitled to attend meetings of shareholders at the office of the Company at Walaardt Sacréstraat, 425-5, 1117 BM Schiphol Oost, the Netherlands and on the Company’s website, from the date hereof until the close of the AGM.

Adoption of the Annual Accounts also includes the adoption of the Dutch accounts through December 31, 2022. Reference is made to the Annual Accounts and the result stated therein. As a consequence, no proposal with regards to any reservation or distribution of net profits in accordance with Article 20 of the Articles is made.

Adoption of the Annual Accounts also implies the approval and ratification by the General Meeting for the extension of the period prescribed by Dutch law by 5 months for the preparation of the Annual Accounts.

A majority of the votes cast is required for the adoption of the Annual Accounts, provided that a quorum of at least 50% percent of the outstanding shares entitled to vote is present or represented at the AGM.

THE SUPERVISORY BOARD AND MANAGEMENT BOARD RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" THE ADOPTION OF ANNUAL ACCOUNTS OF THE FINANCIAL YEAR 2022 (ITEM 5 ON THE POWER OF ATTORNEY AND PROXY CARD).

ITEM 8 OF THE AGENDA:

AUTHORIZATION TO THE MANAGEMENT BOARD TO REPURCHASE SHARES IN THE CAPITAL OF THE
COMPANY

Pursuant to the Articles and Section 2:98(4) of the Dutch Civil Code, the Company may only acquire Shares if authorized by the General Meeting to do so. This authorization cannot be for a period greater than 18 months and the authorization shall determine how many shares may be acquired, how they may be acquired, and the high and low prices to be paid for such shares.

By means of the repurchase of outstanding Shares by the Company, it is anticipated that the price of Shares held by shareholders other than the Company will increase. More specific, the Company intends to proceed with the repurchase of shares in its capital subject to an authorization being granted, in one or more tranches, up to a number of shares representing a maximum of 20% of the issued share capital of the Company, including the repurchase of shares as set out under agenda item 9.

In light of the above, the Company asks that the shareholders authorize the Management Board to repurchase Shares in the open market or otherwise at prices ranging between (an equivalent of) USD 7 up to USD 10 per share, up to a number of shares representing a maximum of 20% of the issued share capital of the Company as at the date of the General Meeting and provided that at all times such number shall not exceed the maximum number of shares allowed as per the Articles as they shall read from time to time and Dutch law, for a period of 18 months commencing the date of the AGM.

A majority of the votes cast is required for this Proposal, provided that a quorum of at least 50% percent of the outstanding Shares entitled to vote is present or represented at the AGM.

THE SUPERVISORY BOARD AND THE MANAGEMENT BOARD EACH RECOMMENDS A VOTE “FOR” AUTHORIZATION TO THE MANAGEMENT BOARD TO REPURCHASE SHARES IN THE CAPITAL OF THE COMPANY (ITEM 6 OF THE POWER OF ATTORNEY AND PROXY CARD).

ITEM 9 OF THE AGENDA:

AUTHORIZATION TO THE MANAGEMENT BOARD TO REPURCHASE SHARES IN THE CAPITAL OF THE
COMPANY ISSUED UNDER THE MAY 2019 ISSUANCE

In furtherance of the aforementioned authorization, it is intended for the Company to proceed with the repurchase of shares in its capital, subject to the aforementioned authorization being granted, in one or more tranches, regarding the 3,000,000 Shares outstanding following the (ratification of the) May 2019 Issuance at a repurchase price equal to the nominal value of EUR 0.45 or its USD equivalent at the time of the issuance, equal to the par value of each share.

In light of the above, the Company asks that the shareholders authorize the Management Board to repurchase Shares up to (in total) 3,000,000 Shares at a repurchase price equal to the nominal value of EUR 0.45 or its USD equivalent at the time of the issuance, and provided that at all times such number shall not exceed the maximum number of shares allowed as per the Articles as they shall read from time to time and Dutch law, for a period of 18 months commencing the date of the AGM.

A majority of the votes cast is required for this Proposal, provided that a quorum of at least 50% percent of the outstanding Shares entitled to vote is present or represented at the AGM.

THE SUPERVISORY BOARD AND THE MANAGEMENT BOARD EACH RECOMMENDS A VOTE “FOR” AUTHORIZATION TO THE MANAGEMENT BOARD TO REPURCHASE SHARES IN THE CAPITAL OF THE COMPANY (MAY 2019 SHARES) (ITEM 7 OF THE POWER OF ATTORNEY AND PROXY CARD).

ITEM 10 OF THE AGENDA:

ELECTION AND RE-APPOINTMENT OF 1 MANAGEMENT BOARD MEMBER

At the AGM, 1 member of the Management Board is to be elected and re-appointed to serve until his successor(s) has (have) been elected, qualified and appointed. The nominee to be voted on by the General Meeting is Mr. Alon Raich.

Mr. Raich has consented to be named and has indicated his intent to serve if elected. The Company has no reason to believe that this nominee is unavailable for election. However, if this nominee becomes unavailable for any reason, the persons named as proxies may vote for the election of such person for such office as the Supervisory Board may recommend in the place of this nominee. It is intended that the proxies, unless marked to the contrary, will be voted in favor of the election and re-appointment of Mr. Raich.

Mr. Raich is a CPA (Isr), joined ICTS in September 2005 as Financial Controller and became Chief Financial Officer (CFO) of the Company in 2008. As of February 2020, Mr. Raich is a joint management board member of the Company and of I-SEC International Security B.V. From 2001 to 2005 Mr. Raich worked in the accounting firm Kesselman & Kesselman, Price Waterhouse Coopers (PwC). Mr. Raich holds a BA degree in economics and accounting and an MA degree in law from Bar-IIan University, Israel.

A majority of the votes cast is required for the election and re-appointment of 1 Management Board members provided that a quorum of at least 50% percent of the outstanding shares entitled to vote is present or represented at the AGM.

THE SUPERVISORY BOARD AND MANAGEMENT BOARD RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" THE ELECTION AND RE-APPOINTMENT OF THE FOREMENTIONED NOMINEE (ITEM 8 ON THE POWER OF ATTORNEY AND PROXY CARD).

ITEM 11 OF THE AGENDA:

ELECTION AND (RE-)APPOINTMENT OF 8 SUPERVISORY BOARD MEMBERS INCLUDING APPOINTMENT OF 1
NEW SUPERVISORY BOARD MEMBER

At the Annual Meeting, 7 members of the current Supervisory Board are to be elected and re-appointed to serve until their successors have been elected, qualified and appointed. The nominees to be voted on by the General Meeting are Messrs. Menachem Atzmon, Ron Atzmon and Gil Atzmon (both the sons of Menachem Atzmon), Philip M. Getter, David W. Sass, Ms. Gail F. Lieberman and Gordon Hausmann. Further, a new member of the Supervisory Board is to be appointed (in addition to the individuals listed above) to serve until his successor has been elected, qualified and appointed. The nominee to be voted on by the General Meeting is Mr. Ilan Nir.

All 8 nominees have consented to be named and have indicated their intent to serve if elected and appointed. The Company has no reason to believe that any of these nominees are unavailable for election and appointment. However, if any of the nominees become unavailable for any reason, the persons named as proxies may vote for the election and appointment of such person or persons for such office as the Supervisory Board of the Company may recommend in the place of such nominee or nominees. It is intended that the proxies, unless marked to the contrary, will be voted in favor of the election and appointment of Messrs. Menachem Atzmon, Ron Atzmon, Gil Atzmon, Philip M. Getter, David W. Sass, Ms. Gail F. Lieberman, Gordon Hausmann and Mr. Ilan Nir as new member of the Supervisory Board.

Menachem J. Atzmon is a CPA (Isr). Since 1976 Mr. Atzmon serves as director and chairman of Spencer Corporation. Since 1998 until 2012 he has served as the Chairman of the Management Board of Seehafen Rostock, Umschlagsgesellschaft GmbH and its Holding Company. Mr. Atzmon has been a member of the Supervisory Board of ICTS International N.V. since 1999 and acts as the Chairman of the Supervisory Board since 2004. Mr. Atzmon serves as director and chairman of AU10TIX Technologies B.V. Since 2010 he serves as the Chairman of Arrow Ecology & Engineering Overseas (1999) Ltd, an advance recycling company. During 2014 Mr. Atzmon was appointed in addition to his role of Chairman of the Supervisory Board to CEO of the Arrow Ecology & Engineering Overseas Ltd.

Ron Atzmon is the vice chairman of AU10TIX Technologies B.V. and an active director making good use of his vast knowledge and acquaintances in the identity world to this company. Mr. Atzmon was the CEO and founder of 1ST2C.com between April 2005 and January 2009. Mr. Atzmon holds an MA in Business Administration from the College of Management Academic, Israel and an MBA from the Imperial College London, UK.

Gil Atzmon serves as director of AU10TIX Technologies B.V. Mr. Atzmon is the CEO of Arrow Ecology since February 2017. Mr. Atzmon was a Director of Sales at S. Juwal & Co from 2002 to 2017. Mr. Atzmon holds a BA in Business Administration and Management from IDC Herzliya, Israel and an MBA from the London Metropolitan University, UK.

Philip M. Getter has been managing member of GEMPH Development LLC since 1985. Mr. Getter has more than 30 years of corporate finance experience. From 2000 to 2005 he was president of DAMG Capital, LLC Investment Bankers. Prior thereto he was head of Investment Banking and a member of the board of directors of Prime Charter, Ltd. After graduation from Cornell University he served as Administrative Assistant to the Director of United States Atomic Energy Commission. From 1960 to 1969 he was a partner with Shearson, Hammill and from 1969 to 1975 Senior Partner of Devon Securities, an international investment-banking boutique. From 1975 to 1984 he was Chairman/CEO of Generics Corporation of America, then one of the largest generic drug companies in the United States of America. As President and CEO of Wolins Pharmacal (1977 to 1984) he led the reorganization and restructuring of this distributor of medical supplies. Mr. Getter was Chairman of Inksure Technologies, Inc. a manufacturer of RFID and security inks. He was a founder of KIDSRx an all-natural pharmaceutical company and chairman of TCI College of Technology. Mr. Getter has been a member of The Broadway League [League of American Theatres and Producers], Vice Chair of The Kurt Weill Foundation for Music, and Trustee of the American Theatre Wing. He has been involved in most aspects of the entertainment industry and has produced for Broadway, television and film. His productions have earned Pulitzer Prize, Tony and Grammy Awards.

David W. Sass for the past 63 years has been a practicing attorney in New York City and is currently a Special Council in the law firm of McLaughlin & Stern, LLP. Mr. Sass is also licensed in the State of Texas. Mr. Sass has been a director of ICTS since 2002 and is also a director of several privately held corporations. Mr. Sass is an Honorary Trustee of Ithaca College.

Gail F. Lieberman is the founder and Managing Partner of Rudder Capital, LLC, which provides financial and strategic advisory services for middle-market companies in the services & technology sectors. Previously, she was the Chief Financial Officer for Thomson Corporation’s Financial & Professional Publishing division, Moody’s Investor Service, Inc. and Scali, McCabe, Sloves, Inc. (Ogilvy Group). Ms. Lieberman is a director of Thesys Group, a private financial technology company and a board member and Chairman of the Audit & Finance Committee of WL Gore & associates. Mrs. Lieberman is a board member of Equilend, a financial technology company, where she is the Lead Director and Chair of the Nominating/Governance and Compensation Committee. Formerly Mrs. Lieberman served as board member for the South-Central Connecticut Regional Water Authority, board member, Compensation Committee Chair and Audit Committee Member for Dara Biosciences (NASDAQ: DARA), board member and Audit Committee Chair for I-Trax Inc. (Amex: DMX), board member and Audit and Governance Committee Member for TriPath Imaging Inc. (NASDAQ: TPTH) and board member and Audit Committee Chair for Breeze-Eastern Corporation (Amex: BZC). She also served on the board of FTEN, a financial technology company. Ms. Lieberman holds a BA in Mathematics and Physics and an MBA in Finance from Temple University.

Gordon Hausmann is the senior partner of his own law firm, founded in London over 35 years ago. He specializes, amongst other things, in corporate and commercial law, including business finance and banking law, litigation and representation of several substantial family offices. Mr. Hausmann holds office as a board member of numerous companies and institutions, including listed companies in the UK Israel and elsewhere. These include an international airline, some Embassies, finance companies (including a company associated with a private Swiss banking group) and other well-known and governmental entities. Mr. Hausmann also holds office and advises a number of charities, including Governor of the Hebrew University.

Ilan Nir is the COO of Veloretti B.V., a Dutch based D2C bicycle company that is part of one of the leading family-owned multinationals companies in the Netherlands (Pon Holdings). Mr. Nir has been with Pon Holdings since 2012 in which he led strategic projects and was deeply involved in the M&A practice. Mr. Nir has had leadership roles at different operating companies of Pon Holdings across the Netherlands, USA and Germany. From 2011 to 2012 Mr. Nir worked at PWC in the M&A tax practice. From 2009 to 2010 Mr. Nir worked as a tax lawyer at Loyens & Loeff N.V. in the international tax practice. Mr. Nir holds a Master of Tax Laws (LL.M.), specializing in International & European Tax Law.

A majority of the votes cast is required for the election and re-appointment of members of the Supervisory Board, including the appointment of new members of the Supervisory Board, provided that a quorum of at least 50% percent of the outstanding Shares entitled to vote is present or represented at the AGM.

THE SUPERVISORY BOARD AND MANAGEMENT BOARD RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" ELECTION AND (RE-)APPINTMENT OF 8 SUPERVISORY BOARD MEMBERS INCLUDING APPOINTMENT OF 1 NEW SUPERVISORY BOARD MEMBER (ITEM 9 ON THE POWER OF ATTORNEY AND PROXY CARD).

ITEM 12 OF THE AGENDA:

APPOINTMENT OF INDEPENDENT AUDITORS FOR THE COMPANY

At the AGM the shareholders are being asked to approve the appointment of MAZARS USA LLP (“MAZARS”) as the Company’s independent registered public accounting firm and HLB Witlox Van Den Boomen Audit N.V. (“HLB”) as the independent auditors of the Company for the financial year ending December 31, 2023. The proposal for appointment by the AGM was made by the Company’s audit committee and approved by the Supervisory Board and Management Board of the Company.

A majority of the votes cast is required for the appointment of auditors, provided that a quorum of at least 50% percent of the outstanding shares entitled to vote is present or represented at the AGM.

THE SUPERVISORY BOARD AND MANAGEMENT BOARD RECOMMEND THAT THE SHAREHOLDERS VOTE “FOR” THE APPOINTMENT OF MAZARS AND HLB AS THE AUDITORS FOR THE COMPANY (ITEM 10 OF THE POWER OF ATTORNEY AND PROXY CARD)

ITEM 13 OF THE AGENDA:

DISCHARGE TO THE MANAGEMENT BOARD AND THE SUPERVISORY BOARD

At the AGM the shareholders are being asked to grant discharge to the members of the Management Board in respect to their management and to the members of the Supervisory Board in respect of their supervision up to and including the 2022 financial year.

A majority of the votes cast is required for the resolution to grant discharge, provided that a quorum of at least 50% percent of the outstanding shares entitled to vote is present or represented at the AGM.

THE SUPERVISORY BOARD AND MANAGEMENT BOARD RECOMMEND THAT THE SHAREHOLDERS VOTE “FOR” TO GRANT DISCHARGE TO THE MANAGEMENT BOARD AND THE SUPERVISORY BOARD (ITEM 11 OF THE POWER OF ATTORNEY AND PROXY CARD)

ITEM 14 OF THE AGENDA:

ADOPTION OF THE MINUTES

Pursuant to the Articles the General Meeting is being asked to adopt the minutes of this meeting as set forth in this Proxy Statement.

A majority of the votes cast is required for the adoption of minutes, provided that a quorum of at least 50% percent of the outstanding shares entitled to vote is present or represented at the AGM.

THE SUPERVISORY BOARD AND MANAGEMENT BOARD RECOMMEND THAT THE SHAREHOLDERS VOTE “FOR” THE ADOPTION OF THE MINUTES (ITEM 12 OF THE POWER OF ATTORNEY AND PROXY CARD).

Corporate Governance

The Supervisory Board, Management Board and Shareholders of the Company have adopted a ICTS International N.V. Code of Ethics that meets the requirements of the Dutch Civil Code and the requirements of the United States of America Federal Securities Laws.

The policy includes among others, the management description of the corporate governance structure of the Company, the strategy and the financial objectives, the risk profile of the activities and the group risk management and control systems in place and their assessment by the management.

The Management and Supervisory Boards are responsible for the corporate governance structure of the Company and for compliance with the Dutch Civil Code.  They will give an account of their actions in this regard to the AGM of Shareholders.

The Supervisory Board has adopted Charters for the Company’s Audit Committee and Compensation Committee, which documents are being reviewed and reassessed by the Supervisory Board and respective committee from time to time. In this respect it is expected that an updated Charter shall be adopted by the Supervisory Board for the Company’s Audit Committee and Compensation Committee and that regulations for the Supervisory Board are recorded and adopted in writing.

The information contained in the foregoing report shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates it by reference in such filing.

Please sign, date and return the accompanying proxy card or other form of proxy with Power of Attorney, as applicable, in the enclosed envelope at your earliest convenience.

The Management Board

Rom Shaked and Alon Raich, Managing Directors

22 November 2023.

EXHIBIT A

CHARTER OF THE AUDIT COMMITTEE

This Charter of the Audit Committee (this "Charter") has been adopted by the Supervisory  Board (the "Board") of ICTS International N.V. requires that "Company"). The Audit Committee (the Committee") that the Committee shall review and reassess this Charter annually conduct an annual and recommend any proposed changes to the Board evaluation of its Charter for approval.

A. Purpose
The purpose of the Committee is to assist the Board in its oversight of the Company's the accounting and financial reporting processes and audits of the Company's financial statements, including (i) the quality and integrity of the Company's financial statements, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independent auditors' qualifications and independence and (iv) the performance of the Company's internal audit functions and independent auditors. In fulfilling its purpose, the Committee shall maintain free and open communication with the Company's independent auditors, internal auditors and management.

B. Duties and Responsibilities In furtherance of its purpose, the Committee shall have the following duties and responsibilities:

1. To review major issues regarding accounting principles, policies, practices and judgments and financial statement presentations, including (i) any significant changes to the Company's selection or application of accounting principles, (ii) the adequacy and effectiveness of the Company's internal controls and (iii) any special audit steps adopted in light of material control deficiencies.

2. To review analyses prepared by management, the independent auditors and/or others setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements.

3. To review the effect of regulatory and accounting initiatives and off-balance sheet structures on the Company's financial statements.

4. To review the type and presentation of information to be included in the Company's earnings press releases, paying particular attention to any use of "pro forma" or "adjusted" non-GAAP information, as well as review and discuss earnings press releases and any financial information and earnings guidance provided to analysts and rating agencies.

5. To review, or oversee the review of, internal audit functions that ensure the appropriate control process is in place for reviewing and approving the Company's internal transactions and accounting.

6. To periodically discuss with the Board the adequacy and effectiveness of the Company's internal controls.

7. To discuss with management and the independent auditors the integrity of the Company's financial reporting processes and controls, including policies and guidelines with respect to risk assessment and risk management and the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.

8. To discuss with management and the independent auditors the Company's annual audited financial statements and quarterly financial statements, including the Company's disclosures under "Management's Discussion and Analysis of Financial Conditions and Results of Operations," together with the results of the independent auditors' review prior to filing or distribution.

9. To prepare the report required to be included in the Company's annual proxy statements pursuant to the proxy rules promulgated by the United States Securities and Exchange Commission (the "SEC") or, if the Company does not file a proxy statement, in the Company's annual report.

10. To discuss with management and the independent auditors the independent auditors' judgments about the quality and appropriateness of the Company's accounting principles and underlying estimates in its financial statements.

11. To review and discuss with management and the independent auditors any correspondence with regulators or governmental agencies and any published reports and employee complaints concerning financial matters which raise material issues regarding the Company's financial statements or accounting policies.

12. To discuss with the independent auditors and management, as appropriate, any items required to be communicated by the independent auditors in accordance with Statement on Auditing Standards No. 61 not otherwise addressed in this Charter.

13. To discuss with the independent SEC Release 34-47265 auditors, prior to the filing of the Final audit report with the SEC, reports from management and the independent Commission's auditors regarding (i) all critical accounting policies and practices used Regarding Auditor by the Company, (ii) all material accounting treatments within GAAP that have been discussed with management, including the ramifications of the use of such alternative treatments and the treatment preferred by the accounting firm and (iii) other material written communications between the accounting firm and management.

14. To discuss periodically with the SEC Release 34-46427 Final Company's CEO and CFO (i) all of significant deficiencies in the disclosure in the Companies' operation of internal controls which could adversely affect the Reports; summarize and report financial data, Management's Report on (ii) any significant changes in Internal Control Over internal controls, including internal Financial Reporting and control over financial reporting, or certification of other factors that could significantly affect such internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses and (iii) any fraud involving management or other employees who have a significant role in the Company's internal controls.

15. To review the internal control reports of management prepared pursuant to rules and regulations of the SEC on Internal Control promulgated under the Sarbanes-Oxley Financial Reporting and Act of 2002 prior to filing with the Certification of SEC.

16. To directly appoint, retain, evaluate and oversee the 3(b)(2), (5)independent auditors engaged for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for the Company, and to resolve any disagreements between management and the independent auditors. To approve in advance, or, in the alternative, to establish and periodically review pre-approval policies and procedures for all audit engagement fees and terms, including the retention of the independent auditors for any significant permissible non-audit engagement or relationship. To have direct responsibility for the oversight of the independent auditors. The Committee shall inform each registered public accounting firm performing work for the Company that such firm shall report directly to the Committee. The Committee may terminate the independent auditors in its sole discretion. The Committee should also take into account the opinions of management in its dealings with the independent auditors.

17. To annually evaluate the experience, qualifications, performance independence of the independent auditors, including their lead partners. To assure the regular rotation of the audit partners, Independence Regarding including the lead and concurring Audit partners, as required by applicable laws, rules and regulations. To consider whether there should be regular rotation of the independent auditors. The Committee should take into account the opinions of management and the internal auditors in its evaluation of the independent auditors. The Committee should present its conclusions with respect to the independent auditors to the full Board.

18. To obtain and review, on an annual basis, a formal written report from the independent auditors describing (i) the auditing firm's internal quality control procedures; (ii) any material issues raised within the preceding five (5) years by the auditing firm's internal quality-control reviews, peer reviews, or any governmental or other inquiry or investigation relating to any independent audit conducted by the auditing firm, and the steps taken to deal with such issues; and (iii) all relationships between the independent auditors and the Company.

19. To discuss with the independent auditors any disclosed relationships between the auditors and the Company or any other relationships that may adversely affect the objectivity or independence of the independent auditor. To discuss with the independent auditors any services provided to the Company or any other services that may adversely affect the objectivity and independence of the independent auditor. To take, or to recommend that the full board take, appropriate action to oversee the objectivity and independence of the independent auditor.

20. To review with the independent auditors any audit problems or difficulties, together with management's responses, including any restrictions on the scope of the independent auditors' activities or on access to requested information, and any significant disagreements with management.

21. To review the independent auditors' audit plan, including its scope, staffing, locations, reliance upon management and general audit approach.

22. To review and approve all related party transactions for potential conflict of interest situations on an ongoing basis.

23. To establish clear guidelines for the hiring of current or former employees of the Company's independent auditors.

24. To review and discuss with the independent auditors the quality of the Company's financial and auditing personnel and the responsibilities, budget and staffing of the Company's internal audit functions.

25. To review with the Company's legal counsel on a quarterly basis, or more frequently as circumstances dictate, any legal matters that could have a significant impact on the Company's financial statements or the Company's compliance with applicable laws, rules and regulations, any breaches of fiduciary duties and inquiries received from regulators or governmental agencies.

26. To establish and maintain procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential and anonymous submission by the Company's employees of concerns regarding questionable accounting or auditing matters.

27. To conduct any investigation appropriate to fulfill its responsibilities with the authority to direct access to the independent committees, as well as anyone in the Company.

28. To ensure that no improper influence on the independent directors is exerted by any officers or directors of the Company or any person acting on committees, under their direction.

29. To keep abreast of new accounting and reporting standards promulgated by the FASB, the SEC and other relevant standard setting bodies.

30. To approve ordinary expenses of the Committee that are necessary or appropriate in carrying out its duties.

31. To perform any other activities consistent with this Charter, the Company's by-laws and governing law, as the Committee or the Board deems necessary or appropriate.

C. Outside Advisors
The Committee, acting by majority vote, shall have the authority to retain, at the  Company's expense, outside legal, accounting, or other advisors or experts it deems necessary to perform its duties. The Committee shall retain these advisors without seeking Board approval and shall have sole authority to approve related fees and retention terms.

D. Annual Performance Evaluation
The Committee shall conduct an annual self-performance evaluation, including an evaluation of its compliance with this Charter. The Committee shall report on its annual self-performance evaluation to the Board.

E. Membership
The Committee shall consist of no fewer than three (3) directors, as determined by the Board. SEC Release 34-47235 Final Each Committee member shall meet the independence rule requirements of The NASDAQ Stock Market and of the SEC, as determined by the Board, and any other requirements set forth in applicable laws, and regulations. All Committee members shall have/a basic understanding of finance and accounting and be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement and cash flow statement. At least one Committee member shall have past employment experience in finance or accounting, requisite professional certification in accounting or any other comparable experience. At least one Committee member shall meet the requirements of an "audit committee financial expert" as such term is defined by the SEC.

Committee members shall be appointed annually by a majority vote of the Board on the recommendation of the Corporate Governance & Nominating Committee. Each Prospective Committee member shall carefully evaluate existing time demands before accepting Committee membership. No director may serve as a Committee member if such director serves on the audit committee of more than two (2) other public companies, unless the Board expressly determines that such service would not impair that director's ability to serve on the Committee and such determination is disclosed in the Company's annual proxy statement. The Committee members may be removed, with or without cause, by a majority vote of the Board.

No member of the Committee shall receive ffinal compensation other than (i) director's fees for service as a director of the Company, including reasonable compensation for serving on the Committees. Committee and regular benefits that other directors receive and (ii) a pension or similar compensation for past performance, provided that such compensation is not conditioned on continued or future service to the Company.

F. Chairman
The Committee shall include a Committee Determined by the Board chairman. The Committee chairman shall be appointed by a majority vote of the Board. The Committee chairman shall be entitled to chair all regular sessions of the Committee, add topics to the agenda and cast a vote to resolve any ties.

G. Meetings
The Committee shall meet at least one (1) time per quarter, or more frequently as circumstances dictate, and all Committee members shall strive to attend all Committee meetings. At least one Committee meetings each year shall be in person. Directors physically present outside the United States may participate in all other Committee meetings by telephone or by any other similar technology that permits instantaneous and simultaneous communication. The Committee meetings shall follow a set agenda established by the Committee.

The chairman may call a Committee meeting upon notice to each other Committee member at least forty-eight (48) hours prior to the meeting. A majority of the Committee members, acting in person or by proxy, shall constitute a quorum. The Committee shall be responsible for maintaining minutes and other applicable records of each Committee meeting. The Committee shall report its actions and recommendations to the Board at the next Board meeting after each Committee meeting.

The Committee shall meet separately in executive sessions with management, the independent auditors and those responsible for the internal audit functions, on a periodic basis, to discuss any matter that the Committee or any of these groups believes may warrant Committee attention.

H. Related Party Transactions With respect to related party transactions, the following controls:

1. For Securities and Exchange Commission purposes on disclosure of related party transactions a related party transaction is defined as "any transaction, or series of similar transactions, since the beginning of the Company's last fiscal year, or any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any of the following persons had, or will have, a direct or indirect material interest, naming such person and indicating the person's relationship to the Company, the nature of such person's interest in the transaction(s), the amount of such transaction(s) and, where practicable, the amount of such person's interest in the transaction(s):

(i)	Any director or executive officer of the Company;
(ii)	Any nominee for election as a director;
(iii)	Any security holder who is known to the Company to own of record or beneficially more than five percent of any class of the Company's voting securities; and
(iv)	Any member of the immediate family of any of the foregoing persons.

2. Management shall conduct a full due diligence investigation of the proposed investment, utilizing legal counsel, auditors and advisors as management deems necessary.

3. Prior to Supervisory Board consideration the group responsible for due diligence and negotiation shall prepare a detailed memo on the transaction which should be disseminated prior to the matter being presented to the Supervisory Board by way of the Committee for approval.

4.  Management shall negotiate the proposed terms and conditions of the investment. These negotiations shall not include the related parties interested in the transaction. The transaction should be negotiated on behalf of the Company by management who is not interested in the transaction or if no management meets this criteria then by the independent directors (assuming they have no interest in the transaction). All members of the Audit Committee are to receive continuous updates of the progress of the negotiations. In the negotiation process the fairness and reasonableness of the transaction to the Company and its shareholders is to be the paramount consideration.

5.  Whether or not a fairness opinion should be obtained should be determined by the Supervisory Board and should be decided based upon the nature of the transaction and its size and its proposed effect on the Company. A fairness opinion, if obtained, should be from an independent investment banking firm, chosen by the Committee, which describes the transaction, the terms and concludes that the transaction is fair and reasonable to the Company and its shareholders. There is no "de minimis rule" as to when a fairness opinion need not be obtained.

6.  All related party transactions must be approved by the majority of the independent directors of the company. Interested directors shall not vote.

7.  Whether or not a transaction should go before the shareholders depends on

A.  Local law requirements for the particular transaction such as a merger; or

B.  At the discretion of the Supervisory Board in the event it is determined that the transaction is material to the business of the company.

EXHIBIT B

ICTS INTERNATIONAL N.V.
And All Subsidiaries
(collectively "ICTS")

ICTS INTERNATIONAL N.V.
CODE OF BUSINESS CONDUCT AND ETHICS

INTRODUCTION

We are committed to maintaining the highest standards of business conduct and ethics. This ICTS International N.V and subsidiaries (“ICTS”) Code of Business Conduct and Ethics (the "Code") reflects the business practices and principles of behavior that support this commitment. This Code is intended to comply with the provisions of the U.S. Sarbanes-Oxley Act of 2002 (the “Act”). We expect every executive and manager, employee officer, Managing Director and Supervisory Director of ICTS and each of its subsidiaries to read and understand the Code and its application to the performance of his or her business responsibilities. References in the Code to employees are intended to cover officers and, as applicable, Management Directors Supervisory Directors as well as chief financial officer (“Principal Financial Officer”) (the management directors, principal executive officers and principal financial officer collectively, the “406 Officers” as referred to in the Act) are bound by these Business Conduct Guidelines, including those provisions that relate to ethical conduct, conflicts of interest and compliance with applicable laws. The 406 Officers hold an important and elevated role in corporate governance in that they are uniquely capable and empowered to ensure that all shareholders’ interests are appropriately balanced, protected and preserved. Therefore, in addition to the broad and comprehensive codes of ethical conduct set forth in the ICTS Business Conduct Guidelines, the 406 Officers shall be subject to the additional conduct guidelines continued on Section 18 hereof.

Officers, managers and other supervisors are expected to develop in employees a sense of commitment to the spirit, as well as the letter, of the Code. Supervisors are also expected to ensure that all agents and contractors conform to Code standards when working for or on behalf of ICTS. Nothing in the Code alters the terms of employment between an individual employee and ICTS.

The Code cannot possibly describe every practice or principle related to honest and ethical conduct. The Code addresses conduct that is particularly important to proper dealings with the people and entities with whom we interact, but reflects only a part of our commitment.

Action by members of your immediate family, significant others or other persons who live in your household also may potentially result in ethical issues to the extent that they involve ICTS business. For example, acceptance of inappropriate gifts by a family member from one of our suppliers could create a conflict of interest and result in a Code violation attributable to you. Consequently, in complying with the Code, you should consider not only your own conduct, but also that of your immediate family members, significant others and other persons who live in your household.

The integrity and reputation of ICTS depends on the honesty, fairness and integrity brought to the job by each person associated with us. It is the responsibility of each employee to apply common sense, together with his or her own highest personal ethical standards, in making business decisions where there is no stated guideline in the Code. Unyielding personal integrity is the foundation of corporate integrity.

YOU SHOULD NOT HESITATE TO ASK QUESTIONS ABOUT WHETHER ANY CONDUCT MAY VIOLATE THE CODE, VOICE CONCERNS OR CLARIFY GRAY AREAS. SECTION 17 BELOW DETAILS THE COMPLIANCE RESOURCES AVAILABLE TO YOU. IN ADDITION, YOU SHOULD BE ALERT TO POSSIBLE VIOLATIONS OF THE CODE BY OTHERS AND REPORT SUSPECTED VIOLATIONS, WITHOUT FEAR OF ANY FORM OF RETALIATION, AS FURTHER DESCRIBED IN SECTION 17.

Violations of the Code will not be tolerated. Any employee who violates the standards in the Code may be subject to disciplinary action, up to and including termination of employment or summary dismissal (“ontslag op staande voet”) and, in appropriate cases, civil legal action or referral for criminal prosecution.

LEGAL COMPLIANCE

Obeying the law, both in letter and in spirit, is the foundation of this Code. Our success depends upon each employee's operating within legal guidelines and cooperating with local, national and international authorities. It is therefore essential that you understand the legal and regulatory requirements applicable to your business unit and area of responsibility. While we do not expect you to memorize every detail of these laws, rules and regulations, we want you to be able to determine when to seek advice from others. If you do have a question in the area of legal compliance, it is important that you not hesitate to seek answers from your supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee of the Supervisory Board (the "Audit Committee", as further described in Section 18).

Disregard of the law will not be tolerated. Violation of domestic or foreign laws, rules and regulations may subject an individual, as well as ICTS, to civil and/or criminal penalties. You should be aware that conduct and records, including emails, are subject to internal and external audits, and to inspection by third parties in the event of a government investigation or civil litigation. It is in everyone's best interests to know and comply with our legal and ethical obligations.

INSIDER TRADING

Employees who have access to confidential (or "inside") information are not permitted to use or share that information for stock trading purposes or for any other purpose except to conduct our business. All non-public information about ICTS or about companies with which we do business is considered confidential information. To use material non-public information in connection with buying or selling securities, including "tipping" others who might make an investment decision on the basis of this information, is not only unethical, it is illegal. Employees must exercise the utmost care when handling material inside information. We have adopted a separate Insider Trading Policy which you should consult for more specific information on the definition of "material inside information" and on buying and selling our securities or securities of companies with which we do business.

DISCRIMINATION AND HARASSMENT

The diversity of ICTS's employees is a tremendous asset. We are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. In addition, retaliation against individuals for raising claims of discrimination or harassment is prohibited.

CONFLICTS OF INTEREST

A "conflict of interest" occurs when an individual's personal interest may interfere in any way with the performance of his or her duties or the best interests of ICTS. A conflicting personal interest could result from an expectation of personal gain now or in the future or from a need to satisfy a prior or concurrent personal obligation. We expect our employees to be free from influences that conflict with the best interests of ICTS. Even the appearance of a conflict of interest where none actually exists can be damaging and should be avoided. Whether or not a conflict of interest exists or will exist can be unclear. Conflicts of interest are prohibited unless specifically authorized as described below.

If you have any questions about a potential conflict or appearance of conflict or if you become aware of an actual or potential conflict or appearance of a conflict, and you are not an officer or director of ICTS, you should discuss the matter with your supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee. Supervisors may not authorize conflict of interest matters without first seeking the approval of a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee and filing with a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee a written description of the authorized activity. If the supervisor is involved in the potential or actual conflict, you should discuss the matter directly with a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee.

No loans to, or guarantees of obligations of, employees or their Family Members by ICTS are permitted.

HEALTH AND SAFETY

ICTS strives to provide a safe and healthy work environment. Each of us shares the responsibility for maintaining a safe and healthy workplace by following safety and health rules and practices and reporting accidents, injuries, unsafe equipment and any other unsafe practices or conditions to his/her supervisor or the Principal Financial Officer. Further, misusing controlled substances or selling, manufacturing, distributing, possessing, using or misusing controlled substances, or being under the influence of illegal drugs on the job is absolutely prohibited.

INTERNATIONAL BUSINESS LAWS

Our employees are expected to comply with the applicable laws in all countries to which they travel, in which they operate and where we otherwise do business, including laws prohibiting bribery, corruption or the conduct of business with specified individuals, companies or countries.

The fact that in some countries certain laws are not enforced or that violation of those laws is not subject to public criticism will not be accepted as an excuse for noncompliance. In addition, we expect employees to comply with certain U.S. and applicable foreign laws, rules and regulations governing the conduct of business by its citizens and corporations outside the U.S.

These U.S. laws, rules and regulations, which extend to all our activities outside the U.S., include but are not limited to:

The Foreign Corrupt Practices Act, which prohibits directly or indirectly giving anything of value to a government official to obtain or retain business or favorable treatment, and requires the maintenance of accurate books of account, with all company transactions being properly recorded;

U.S. Embargoes or Sanctions Programs, which restrict or, in some cases, prohibit companies, their subsidiaries and certain employees from trading with, investing in or traveling to certain countries identified on a list that changes periodically (including, for example, Angola (partial), Burma (partial), Cuba, Iran, Liberia, North Korea, Sudan, Syria and Zimbabwe), specific companies or individuals, or being involved in specific activities such as certain diamond trading and proliferation activities;

Export Controls, which prohibit or restrict the export of goods, services and technology to designated countries, denied persons or denied entities from the U.S., the re-export of U.S. origin goods from the country of original destination to such designated countries, and the export of foreign origin goods made with U.S. technology; and

Antiboycott Compliance, which prohibits U.S. companies from taking any action that has the effect of furthering or supporting a restrictive trade practice or boycott that is fostered or imposed by a foreign country against a country friendly to the U.S. or against any U.S. person, and requires the reporting of any boycott receipts.

If you have a question as to whether an activity is restricted or prohibited, seek assistance before taking any action, including giving any verbal assurances that might be regulated by international laws.

CORPORATE OPPORTUNITIES

You may not take personal advantage of opportunities that are presented to you or discovered by you as a result of your position with us or through your use of corporate property or information, unless authorized by your supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee. Even opportunities that are acquired privately by you may be questionable if they are related to our existing or proposed lines of business. Participation in an investment or outside business opportunity that is related to our existing or proposed lines of business must be pre-approved. You cannot use your position with us or corporate property or information for improper personal gain, nor can you compete with us in any way.

MISUSE OF COMPANY COMPUTER EQUIPMENT

You may not, while acting on behalf of ICTS or while using our computing or communications equipment or facilities, either:

access the internal computer system (also known as "hacking") or other resource of another entity without express written authorization from the entity responsible for operating that resource; or

commit any unlawful or illegal act, including harassment, libel, fraud, sending of unsolicited bulk email (also known as "spam") in violation of applicable law, trafficking in contraband of any kind, or espionage.

If you receive authorization to access another entity's internal computer system or other resource, you must make a permanent record of that authorization so that it may be retrieved for future reference, and you may not exceed the scope of that authorization.

Unsolicited bulk email is regulated by law in a number of jurisdictions. If you intend to send unsolicited bulk email to persons outside of ICTS, either while acting on our behalf or using our computing or communications equipment or facilities, you should obtain prior approval from your supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee.

All data residing on or transmitted through our computing and communications facilities, including email and word processing documents, is the property of ICTS and subject to inspection, retention and review by ICTS in accordance with applicable law.

ENVIRONMENT COMPLIANCE

The laws of the various jurisdictions where we do business can impose criminal liability on any person or company that contaminates the environment with any hazardous substance that could cause injury to the community or environment. Violation of environmental laws can be a criminal offense and can involve monetary fines and imprisonment. We expect employees to comply with all applicable environmental laws.

It is our policy to conduct our business in an environmentally responsible way that environmental impacts. We are committed to minimizing and, if possible, eliminating the use of any substance or material that may cause environmental damage, reducing waste generation and disposing of all waste through safe and responsible methods, minimizing environmental risks by employing safe technologies and operating procedures, and being prepared to respond appropriately to accidents and emergencies.

MAINTENANCE OF CORPORATE BOOKS, RECORDS, DOCUMENTS AND ACCOUNTS; FINANCIAL INTEGRITY; PUBLIC REPORTING

ICTS is committed to producing full, fair, accurate, timely and understandable disclosure in reports and documents that it files with, or submits to, the United States Securities and Exchange Commission (the "SEC") and other regulators. Accordingly, ICTS requires honest and accurate recording and reporting of information. All of ICTS's books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect ICTS's transactions and must conform both to applicable legal requirements and to ICTS's system of internal controls. By way of example, unrecorded or "off the books" funds or assets should not be maintained, only the true and actual number of hours should be reported, and business expense accounts must be documented and recorded accurately.

Business records and communications sometimes become public.  Accordingly, we should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that may be misunderstood. This applies equally to e-mail, internal memos, and formal reports. Records should always be retained or destroyed according to ICTS's record retention policies. Inappropriate access or modifications to, or unauthorized destruction of, accounting or other business records is prohibited. These prohibitions apply to all business records and data, regardless of whether such data and records are in written form or electronically stored.

FAIR DEALING

We seek to outperform our competition fairly and honestly. We seek competitive advantages though superior performance and never through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information that was obtained without the owner's consent, or inducing such disclosures by past or present employees of other companies is prohibited. Each director, officer and employee should endeavor to respect the rights of and deal fairly with ICTS's customers, suppliers, competitors and employees. No unfair advantage should be taken of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair dealing practice.

GIFTS AND ENTERTAINMENT

Business entertainment and gifts are meant to create goodwill and sound working relationships and not to gain improper advantage with customers or facilitate approvals from government officials. Unless express permission is received from a supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee, entertainment and gifts cannot be offered, provided or accepted by any employee unless consistent with customary business practices and not (a) excessive in value, (b) in cash, (c) susceptible of being construed as a bribe or kickback or (d) in violation of any laws. This principle applies to our transactions everywhere in the world, even where the practice is widely considered "a way of doing business." Under some statutes, such as the U.S. Foreign Corrupt Practices Act (further described in Section 5), giving anything of value to a government official to obtain or retain business or favorable treatment is a criminal act subject to prosecution and conviction. Discuss with your supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee any proposed entertainment or gifts if you are uncertain about their appropriateness.

COMPETITION LAW

The European competition rules are supplemented in The Netherlands by national rules set out in the Competition Act ("Mededingingswet"). This Act is applicable in parallel with the European competition rules.

The Competition Act prohibits all agreements between undertakings, decisions by associations of undertakings and concerted practices of undertakings which have as their object or effect the prevention, restriction or distortion of competition within the Dutch market, or a part of such market. Such agreements may for instance directly or indirectly fix purchase or selling prices or any other trading conditions; limit or control production, markets, technical development, or investment; share markets or sources of supply. This list is not limitative.

Undertakings are also prohibited from abusing a dominant position through exclusionary, discriminatory or exploitative practices.

Antitrust laws in the United States are designed to protect the competitive process. These laws generally prohibit:

agreements, formal or informal, with competitors that harm competition or customers, including price fixing and allocations of customers, territories or contracts;

agreements, formal or informal, that establish or fix the price at which a customer may resell a product; and

the acquisition or maintenance of a monopoly or attempted monopoly through anti-competitive conduct.

Certain kinds of information, such as pricing, production and inventory, should not be exchanged with competitors, regardless of how innocent or casual the exchange may be and regardless of the setting, whether business or social.

Certain transactions require prior approval from the Dutch (or European) competition authority. They include transactions whereby two or more undertakings merge, or set up a joint venture, or an undertaking acquires control over another, subject to a number of minimum turnover criteria.

Undertakings and their (de facto) managers can be fined for infringing the competition rules. Undertakings can be fined up to 10% of the annual group worldwide turnover and (de facto) managers can be fined up to € 450,000. Fines can also be imposed when undertakings do not cooperate with the Dutch competition authority.

The above is merely a general outline of the competition rules, for more information and specific guidelines regarding competition law, please ask a supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee of the Supervisory Board.

PROTECTION AND PROPER USE OF COMPANY ASSETS

All employees are expected to protect our assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on our profitability. Our property, such as office supplies, computer equipment, buildings, and products, are expected to be used only for legitimate business purposes, although incidental personal use may be permitted. Employees should be mindful of the fact that we can retain the right to access, review, monitor and disclose any information transmitted, received or stored using our electronic equipment, with or without an employee's or third party's knowledge, consent or approval. Any misuse or suspected misuse of our assets must be immediately reported to your supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee.

CONFIDENTIALITY

One of our most important assets is our confidential information. Employees who have received or have access to confidential information should take care to keep this information confidential. Confidential information may include business, technical, marketing, and service plans, financial information, product specifications or architecture, source codes, engineering, and manufacturing ideas, designs, databases, customer lists, pricing strategies, personnel data, personally identifiable information pertaining to our employees, customers or other individuals (including, for example, names, addresses, telephone numbers and social security numbers), and similar types of information provided to us by our customers, suppliers and partners. This information may be protected by privacy, patent, trademark, copyright and trade secret laws.

You should also take care not to inadvertently disclose confidential information. Materials that contain confidential information, such as memos, notebooks, computer disks and laptop computers, should be stored securely. Unauthorized posting or discussion of any information concerning our business, information or prospects on the Internet is prohibited. You may not discuss our business, information or prospects in any "chat room," regardless of whether you use your own name or a pseudonym. Be cautious when discussing sensitive information in public places like elevators, airports, restaurants and "quasi-public" areas within ICTS, such as cafeterias. All ICTS emails, voicemails and other communications are presumed confidential and should not be forwarded or otherwise disseminated outside of ICTS, except where required for legitimate business purposes.

During the employment as well as after its termination the employee shall treat as strictly confidential and not disclose to third parties, whether directly or indirectly, in any form or manner whatsoever, any information which has come to his/her knowledge regarding the business and interests of ICTS and/or affiliated companies and  businesses and/or its customers and other business relations, all this in the broadest sense, unless the discharge of his/her duties under the employment requires the disclosure of such information to third parties on a need-to-know basis.

In the event that the employee is suspended and upon termination of his/her employment the employee shall at ICTS's first request to that effect surrender to ICTS all property of ICTS in his/her possession as well as all documents which in any way whatever relate to ICTS and/or affiliated companies and/or its customers and other business relations, all this in the broadest sense, as well as all copies of such documents (whether or not recorded on data carriers) and property.

In addition to the above responsibilities, if you are handling information protected by any privacy policy published by us, such as our website privacy policy, then you must handle that information solely in accordance with the applicable policy.

MEDIA/PUBLIC DISCUSSIONS

It is our policy to disclose material information concerning ICTS to the public only through specific limited channels to avoid inappropriate publicity and to ensure that all those with an interest in the company will have equal access to information. All inquiries or calls from the press and financial analysts should be referred to a Principal Financial Officer.

WAIVERS

There will be no waivers of this Code unless an exception is made in accordance with Section 18 of this Code.

COMPLIANCE STANDARDS AND PROCEDURES

Compliance Resources

Your most immediate resource for any matter related to the Code is your supervisor. He or she may have the information you need, or may be able to refer the question to another appropriate source. There may, however, be times when you prefer not to go to your supervisor. In these instances, you should feel free to discuss your concern with a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee.

Clarifying Questions and Concerns; Reporting Possible Violations

If you encounter a situation or are considering a course of action and its appropriateness is unclear, discuss the matter promptly with your supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee; even the appearance of impropriety can be very damaging and should be avoided.

If you are aware of a suspected or actual violation of Code standards by others, you have a responsibility to report it. You are expected to promptly provide a compliance resource with a specific description of the violation that you believe has occurred, including any information you have about the persons involved and the time of the violation. Whether you choose to speak with your supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee, you should do so without fear of any form of retaliation. We will take prompt disciplinary action against any employee who retaliates against you, up to and including termination of employment.

Supervisors must promptly report any complaints or observations of Code violations to a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee. A Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee will investigate all reported possible Code violations promptly and with the highest degree of confidentiality that is possible under the specific circumstances. Your cooperation in the investigation will be expected.

IF THE INVESTIGATION INDICATES THAT A VIOLATION OF THE CODE HAS PROBABLY OCCURRED, WE WILL TAKE SUCH ACTION AS WE BELIEVE TO BE APPROPRIATE UNDER THE CIRCUMSTANCES. IF WE DETERMINE THAT AN EMPLOYEE IS RESPONSIBLE FOR A CODE VIOLATION, HE OR SHE WILL BE SUBJECT TO DISCIPLINARY ACTION UP TO, AND INCLUDING, TERMINATION OF EMPLOYMENT OR SUMMARY DISMISSAL (“ONTSLAG OP STAANDE VOET”) AND, IN APPROPRIATE CASES, CIVIL ACTION OR REFERRAL FOR CRIMINAL PROSECUTION. APPROPRIATE ACTION MAY ALSO BE TAKEN TO DETER ANY FUTURE CODE VIOLATIONS.

SECTION 406 OFFICERS

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The Section 406 Officers shall supervise the implementation of measures that are designed to ensure that information disclosed in reports and documents filed with or submitted to the Securities and Exchange Commission, or contained in other public communications made by ICTS, is full, fair, accurate, complete, timely and understandable.

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The Section 406 Officers shall promptly bring to the attention of the Audit Committee of the ICTS's Supervisory Board any material information of which he or she may become aware that could affect the disclosures made by ICTS in its public filings.

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The Section 406 Officers shall promptly bring to the attention of the Audit Committee any information he or she may have concerning (i) significant deficiencies in the design or operation of internal controls which could adversely affect ICTS ability to record, process, summarize and report financial data or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in ICTS’s financial reporting, disclosures or internal controls.

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The Section 406 Officers shall promptly bring to the attention of ICTS’s Corporate Compliance Officer and to the Audit Committee any information he or she may have concerning any violation of this Code of Ethics or ICTS’s Business Conduct Guidelines by any director, officer or other employee of the Company.

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The Section 406 Officers shall promptly bring to the attention of the Corporate Compliance Officer and to the Audit Committee any material transaction or relationship that arises and of which he or she becomes aware that reasonably could be expected to give rise to an actual or apparent conflict of interest between a director or senior officer of ICTS, on the one hand, and ICTS, on the other. Any failure of a Section 406 Officer to observe the terms of this Code of Ethics or the Business Conduct Guidelines may result in appropriate disciplinary action that shall be designed to deter wrongdoing and to promote accountability to this Code of Ethics and the Business Conduct Guidelines.

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The Audit Committee shall be responsible for recommending to the ICTS’s Supervisory Board whether and on what terms to grant to any Section 406 Officer a waiver of this Code of Ethics or the Business Conduct Guidelines. The decision to grant to any Section 406 Officer a waiver of this Code of Ethics or the Business Conduct Guidelines shall be made by the Supervisory Board and shall be promptly disclosed to the public and ICTS’s shareholders in accordance with applicable law and listing standard